SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Delivers AI-Powered CX to Accelerate Smart Self-Service Adoption While Improving Employee Engagement and Efficiency with Launch of CXone Spring 2023 Release, dated April 3, 2023.
99.2	NICE Actimize Uncovers Complex Financial Crime with Advanced Analytics in New AI-Powered ActOne Case Management, dated April 13, 2023.
99.3	NICE Named a 2023 Gartner Peer InsightsTM Customers’ Choice for CcaaS, dated April 17, 2023.
99.4	ScS Group Plc Achieves 10% Improvement in Advisor Productivity in First Four Months with NICE Cxone, dated April 18, 2023.
99.5	NICE Actimize Launches New AI-Based AML Transaction Monitoring Innovation With Multilayered Analytics to Better Detect Suspicious Activity, dated April 19, 2023.
99.6	NICE Named a Leader in the 2023 Aragon Research Globe™ for Conversational AI in the Intelligent Contact Center, dated April 19, 2023.
99.7	NICE Recognized as Best Digital Transformation Partner Company by 2023 Global Banking and Finance Awards, dated April 20, 2023.
99.8	NICE Enlighten AI Wins 2023 BIG Innovation Award for Contact Center Advancements, dated April 24, 2023.
99.9	NICE Receives Frost & Sullivan’s 2022 European Contact Center as a Service (CCaaS) Technology Innovation Leadership Award, dated April 27, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: May 5, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Delivers AI-Powered CX to Accelerate Smart Self-Service Adoption While Improving Employee Engagement and Efficiency with Launch of CXone Spring 2023 Release, dated April 3, 2023.
99.2	NICE Actimize Uncovers Complex Financial Crime with Advanced Analytics in New AI-Powered ActOne Case Management, dated April 13, 2023.
99.3	NICE Named a 2023 Gartner Peer InsightsTM Customers’ Choice for CcaaS, dated April 17, 2023.
99.4	ScS Group Plc Achieves 10% Improvement in Advisor Productivity in First Four Months with NICE Cxone, dated April 18, 2023.
99.5	NICE Actimize Launches New AI-Based AML Transaction Monitoring Innovation With Multilayered Analytics to Better Detect Suspicious Activity, dated April 19, 2023.
99.6	NICE Named a Leader in the 2023 Aragon Research Globe™ for Conversational AI in the Intelligent Contact Center, dated April 19, 2023.
99.7	NICE Recognized as Best Digital Transformation Partner Company by 2023 Global Banking and Finance Awards, dated April 20, 2023.
99.8	NICE Enlighten AI Wins 2023 BIG Innovation Award for Contact Center Advancements, dated April 24, 2023.
99.9	NICE Receives Frost & Sullivan’s 2022 European Contact Center as a Service (CCaaS) Technology Innovation Leadership Award, dated April 27, 2023.